UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ) 02.558.157/0001-62

Company Registry (NIRE) 35.3.001.5881-4

EXCERPT FROM THE MINUTES OF THE 499th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON JULY 24, 2025

1. DATE, TIME AND VENUE: On July 24, 2025, at 10:00 a.m. (Madrid local time), held, exceptionally, at Distrito Telefónica, Ronda de la Comunicación s/nº, Central Building, 1st Floor, Board Room, Madrid, Spain.

2. CALL NOTICE AND ATTENDANCE: The meeting was called in accordance with the Bylaws of Telefônica Brasil S.A. (“Company”). The members of the Company’s Board of Directors who subscribe these minutes, were present, establishing quorum in accordance with the Bylaws for the installation of the meeting. Also present, were the Chief Financial and Investor Relations Officer, Mr. David Melcon Sanchez-Friera; the General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, acting as Secretary of the Meeting; and the presenters individually appointed for the topics below, whose participation were limited to the time of discussion of their respective matters.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira – Secretary of the Meeting.

4. AGENDA AND RESOLUTION: After examining and discussing the matters on the Agenda, the following was unanimously resolved by the members of the Board of Directors present at the meeting:

4.1. Proposal for Cancellation of Shares. A proposal was presented to cancel 34,740,770 common, book-entry shares with no par value issued by the Company and held in treasury, equivalent to 1.07% of the share capital, without reducing its value. These shares were acquired under the Company’s Share Buyback Program. After reviewing the information presented and receiving the necessary clarifications, the members of the Board of Directors present, considering the favorable opinion and recommendation of the Fiscal Council and the Audit and Control Committee, respectively, unanimously approved the proposal to cancel said shares, authorizing the timely convening of a General Shareholders’ Meeting to amend the Company’s Bylaws to reflect the new number of shares into which its share capital is divided, as well as authorizing the Company’s Management to take all necessary actions to implement the resolution hereby approved. Finally, it was noted that, as a result of the reverse stock split with subsequent forward stock split of the Company’s shares, which took place on April 15, 2025, the maximum number of shares that may be acquired under the current share buyback program, approved on February 25, 2025, was automatically adjusted.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ) 02.558.157/0001-62

Company Registry (NIRE) 35.3.001.5881-4

5. CLOSING: There being no further business to discuss, the Chairman of the Board of Directors declared the meeting adjourned and these minutes were drawn up. Madrid, July 24, 2025. Signatures: (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Andrea Capelo Pinheiro; Cesar Mascaraque Alonso; Christian Mauad Gebara; Cristina Presz Palmaka de Luca; Denise Soares dos Santos; Francisco Javier de Paz Mancho; Gregorio Martínez Garrido; Ignácio Maria Moreno Martínez; Jordi Gual Solé; Marc Xirau Trias; and Solange Sobral Targa. Secretary of the Meeting: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that the resolution recorded in this document is included in the minutes of the 499th meeting of the Board of Directors of Telefônica Brasil S.A., held on July 24, 2025, recorded in the appropriate book. This is a free English translation.

_______________________________ Breno Rodrigo Pacheco de Oliveira Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 24, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director